Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross files updated technical report for Tasiast

2015 Annual Information Form and Form 40-F now available

Toronto, Ontario, March 30, 2016 – Kinross Gold Corporation (TSX:K; NYSE:KGC) today filed an updated technical report for its Tasiast mine in Mauritania. The technical report incorporates updates with respect to the current Tasiast operation and provides comprehensive details from studies on a two-phased Tasiast expansion and a resulting updated mineral resource and mineral reserve estimate. The two-phased expansion scenario contemplates operations based on an ultimate processing capacity of 30,000 tonnes per day consisting of a new SAG mill, new gyratory crusher and three leach tanks, a new larger ball mill to replace two current ball mills, adding incremental power generation and additional leaching and thickening capacity, upgrading the water supply infrastructure and expanding the mine fleet.

The technical report has been prepared pursuant to Canadian Securities Administrator’s National Instrument 43-101, and may be found at www.kinross.com or under the Company’s profile at www.sedar.com.

On March 30, 2016, Kinross concurrently filed its Annual Information Form ("AIF") in Canada under the Company's profile on SEDAR at www.sedar.com, and its annual report on Form 40-F ("40-F") in the U.S. under the Company's profile on EDGAR at www.sec.gov. The 40-F is largely comprised of the Company's 2015 annual audited financial statements, management discussion and analysis and the AIF, and is also available on SEDAR under the Kinross profile. All of these Canadian and U.S. regulatory filings are also available on the Company's website at www.kinross.com.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Chile, Ghana, Mauritania, and Russia. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, including any information as to the future performance of Kinross, constitute “forward looking statements” within the meaning of applicable securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward looking statements include, without limitation, future events and opportunities including but not limited to the phased expansion at Tasiast described in this news release. The words ‘‘estimate’’, “contemplates’’, “forecasts’’, “phased”, “scenario” or “study”, or variations of such words and phrases or statements that certain actions or events ‘‘could’’ or ‘‘will’’ occur or ‘‘will be’’ taken or achieved’, and similar expressions, identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Annual Information Form dated March 30, 2016 (“2015 AIF”) and full year 2015 Management’s Discussion and Analysis (“2015 MD&A”). Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. In addition, there are risks and hazards associated with the business of mining and related expansion project development, including financial, environmental hazards, government and labour relations, unusual or unexpected formations, pressures, cave-ins and flooding (and the risk of inadequate insurance, or the inability to obtain insurance, to cover such risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other news release dated March 30, 2016 regarding the Tasiast expansion study results as well as other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our 2015 AIF. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

p. 2 Kinross files updated technical report for Tasiast	www.kinross.com